PROGEN
                                                              INDUSTRIES LIMITED

         PROGEN ENGAGES BURRILL TO ADVANCE PI-88 PARTNERING DISCUSSIONS

BRISBANE,  AUSTRALIA  TUESDAY 28 JUNE 2005. Progen Industries Limited (ASX: PGL,
NASDAQ: PGLAF) announced today that they have engaged Burrill & Company, LLC (Burrill), to expedite a partnering transaction for the Company's lead anti-cancer product PI-88. Burrill is a San Francisco based global life sciences merchant bank with extensive experience in assisting companies in achieving their strategic partnering initiatives. The appointment of Burrill will accelerate and augment the Company's partnering initiatives.

Over the past 18 months a number of large pharmaceutical and biotechnology companies have expressed interest in Progen's PI-88 family of therapeutic compounds, this interest has been further renewed on the back of the encouraging data presented at ASCO.

Burrill will work with Progen to progress the partnering discussions with these companies, as well as others identified by Burrill, to achieve this transaction with the right partner, on the most competitive terms and with the appropriate attached value. Burrill has extensive networks within the global Biotech industry and a solid track record in closing such partnering transactions.

Lewis Lee, Progen's Managing Director commented. "Given the recent successful fund-raising and a Phase II clinical program in full swing, we are in a position of strength to advance our licensing discussions. We are looking forward to working with Burrill; they provide an experienced set of feet on the ground in North America and have valuable resources and networks that will ensure the transaction is valued appropriately. The appointment of Burrill is a significant step in the process and has been contemplated for some time. It will ensure we assess all opportunities, maximise the overall deal terms and the product has the best chance of getting to market in the most time efficient manner."

This appointment coincides with the departure of Dr Darren Schliebs who has resigned from Progen to pursue his career advancement. The Company's partnering initiatives nevertheless will continue seamlessly. Lewis Lee, Progen's Managing Director will continue to work closely with Sarah Meibusch (Director of Business Development), the Management team and Burrill.

Lewis Lee said "I would like to thank Darren for his outstanding efforts in the last two years. We wish him well in his future endeavours."


BURRILL & COMPANY          A LIFE SCIENCES MERCHANT BANK

ABOUT  PROGEN:
Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.

Progen's  three  key  areas  of  focus  are:
- CLINICAL DEVELOPMENT - via a focused clinical trial programme involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- COMMERCIAL SERVICES - manufacturing of biopharmaceutical products to global standards.


ABOUT  BURRILL  &  COMPANY:
Founded  in  1994  Burrill  & Company is a 50-person, San Francisco based global leader in Life Sciences Venture Capital, Life Sciences Merchant Banking and Life
Sciences  Media.  The  Company  was  a  logical extension of G. Steven Burrill's over-36-year  involvement  in  the  growth  and  prosperity of the biotechnology industry.  Mr  Burrill's  respected  reputation  has  positioned  the  firm as a prominent  and  pre-eminent  venture  capital firm and an industry "icon" in the life  sciences.  Burrill is a leading facilitator of partnerships, alliances and mergers,  all  of  which foster robust deal flow. Lending further support to the
Burrill  deal  flow  are  the  scientific  and  business  networks  of Burrill's investment  team,  the  nearly  40-person  Advisory  Boards,  the  strategic and financial network of its limited partners, and the close relationships developed with  numerous  life  sciences companies and management as a result of Burrill's reputation  and  the  firm's  partnering,  alliance  and  merger  work.  Visit
www.burrillandco.com  for  more  information  on  Burrill  and  Company.
--------------------

KEYWORDS - Progen, Burrill, cancer, PI-88, biotechnology

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
WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:
PI-88 melanoma combination Trial launched  www.progen.com.au/?page=nepress2005.html
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Phase II melanoma results at ASCO          www.progen.com.au/?page=nepress2005.html
                                           ----------------------------------------
Underwriting Agreement Signed              www.progen.com.au/?page=nepress2005.html
                                           ----------------------------------------
Open Briefing: MD on strategy              www.progen.com.au/?page=nepress2005.html
                                           ----------------------------------------
AGM Managing Director's Address            www.progen.com.au/?page=nepress2004.html
                                           ----------------------------------------
PI-88 mode of action                       www.progen.com.au/?page=repi-88.html
                                           ------------------------------------
Progen's drug development pipeline         www.progen.com.au/?page=pihome.html
                                           -----------------------------------
Progen Industries Ltd                      www.progen.com.au
                                           -----------------


CONTACTS:

PROGEN INFORMATION:
Sarah Meibusch                                 Lewis Lee
Director, Business Development                 Managing Director
Progen Industries Limited                      Progen Industries Limited
Sarah.Meibusch@progen.com.au                   Lewis.Lee@progen.com.au
----------------------------                   -----------------------
Ph: +61 7 3273 9100                            Ph: +61 7 3273 9100


This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.


BURRILL & COMPANY          A LIFE SCIENCES MERCHANT BANK